FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month January 2019 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On February 28, 2019, the Registrant Announces Receiving Supplier Excellence Award from Infineon

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: February 28, 2019	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Receives Supplier Excellence Award from Infineon

Ranking the highest supplier score for technical and customer support, delivery performance, collaboration and commitment

MIGDAL HAEMEK, Israel, February 28, 2019 – TowerJazz, the global specialty foundry leader, today announced it has received the 2018 Supplier Excellence Award from Infineon Technologies AG, a world leader in semiconductor solutions for energy efficiency, mobility, security, IoT and data transfer. Ranking the highest score for two consecutive quarters in 2018, this award recognizes TowerJazz’s valuable continued commitment, superb technical and customer support, collaboration and delivery performance.

Infineon utilizes TowerJazz’s Transfer Optimization and development Process Services (TOPS) for its ATV (Automotive) and PMM (Power Management) divisions supplying high-end power management products. These services provide best-in-class transfer methodologies and, if needed, the development of customers’ manufacturing processes, enabling the expansion of their manufacturing capacity and technological capabilities.

“We are highly honored to receive this award from Infineon, validating our continued commitment to address our customers’ technological and logistical needs, by providing manufacturing excellence, leading edge process expertise and on-time delivery. We look forward to continue to expand our collaboration and long-term business relationship with Infineon”, said Zmira Shternfeld-Lavie, Senior Vice President and General Manager of Transfer, Optimization and development Process Services Business Unit (TOPS).

For more information about TowerJazz’s TOPS offerings, please visit here.
For more information about TowerJazz technology, please visit: www.towerjazz.com.

About TowerJazz

Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit: www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company Contact: Orit Shahar | +972-74-7377440 | oritsha@towersemi.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com